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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Laureate Education, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
518613104
(CUSIP Number)
December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613104	13G	Page 2 of 9 Pages

1.	Name of Reporting Persons: Ackerman-Walden Limited Partnership Florida Intangible Tax Trust dated 12/20/04
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group		(a) ☐
(b) ☑
Virginia Jean Ackerman and Michael Ackerman are trustees of the Ackerman-Walden Limited Partnership Florida Intangibles Trust dated 12/20/04 (the “Trust”), having joint responsibility for the disposition of assets held by the Trust. Mrs. Ackerman also owns 3,755 shares of Laureate Education, Inc. common stock. Mrs. Ackerman has sole voting and dispositive authority over such shares.

3.	SEC Use Only

4.	Citizenship or Place of Organization: Florida

	5.	Sole Voting Power: 2,487,245

NUMBER OF

SHARES	6.	Shared Voting Power: -0-
BENEFICIALLY
OWNED BY

EACH	7.	Sole Dispositive Power: 1,996,245
REPORTING
PERSON WITH

	8.	Shared Dispositive Power: 491,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,487,245

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☑
The aggregate amount excludes 3,755 shares over which Mrs. Ackerman has sole voting and dispositive authority.

11.	Percent of Class Represented by Amount in Row (9): 5%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 518613104	13G	Page 3 of 9 Pages

1.	Name of Reporting Persons: Virginia Jean Ackerman
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group		(a) ☐
(b) ☑
Virginia Jean Ackerman and Michael Ackerman are trustees of the Ackerman-Walden Limited Partnership Florida Intangibles Trust dated 12/20/04 (the “Trust”), having joint responsibility for the disposition of assets held by the Trust. Mrs. Ackerman also owns 3,755 shares of Laureate Education, Inc. common stock. Mrs. Ackerman has sole voting and dispositive authority over such shares.

3.	SEC Use Only

4.	Citizenship or Place of Organization: Florida

	5.	Sole Voting Power: 3,755

NUMBER OF

SHARES	6.	Shared Voting Power: 2,487,245
BENEFICIALLY
OWNED BY

EACH	7.	Sole Dispositive Power: 3,755
REPORTING
PERSON WITH

	8.	Shared Dispositive Power: 2,487,245

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,491,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☑

11.	Percent of Class Represented by Amount in Row (9): 5%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 518613104	13G	Page 4 of 9 Pages

1.	Name of Reporting Persons:Michael Ackerman
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group		(a) ☐
(b) ☑
Virginia Jean Ackerman and Michael Ackerman are trustees of the Ackerman-Walden Limited Partnership Florida Intangibles Trust dated 12/20/04 (the “Trust”), having joint responsibility for the disposition of assets held by the Trust. Mrs. Ackerman also owns 3,755 shares of Laureate Education, Inc. common stock. Mrs. Ackerman has sole voting and dispositive authority over such shares.

3.	SEC Use Only

4.	Citizenship or Place of Organization: Colorado

	5.	Sole Voting Power: -0-

NUMBER OF

SHARES	6.	Shared Voting Power: 2,487,245
BENEFICIALLY
OWNED BY

EACH	7.	Sole Dispositive Power: -0-
REPORTING
PERSON WITH

	8.	Shared Dispositive Power: 2,487,245

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,487,245

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☑
The aggregate amount excludes 3,755 shares over which Mrs. Ackerman has sole voting and dispositive authority.

11.	Percent of Class Represented by Amount in Row (9): 5%

12.	Type of Reporting Person (See Instructions): IN

Item 1(a).	Name of Issuer:

Laureate Education, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 Fleet Street, Baltimore, MD 21202

Item 2(a).	Name of Person Filing:

This statement is being filed jointly by Ackerman-Walden Limited Partnership Florida Intangibles Trust dated 12/20/04, a Florida trust (the “Trust”), Virginia Jean Ackerman, and Michael Ackerman. All of the shares of common stock of the Company that were beneficially owned by the reporting persons were held directly by the Trust, except for 3,755 shares held directly by Virginia Jean Ackerman.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Trust: c/o Chandelle Ventures Inc., 24311 Walden Center Drive, Bonita Springs, FL 34134. Michael Ackerman: 15 Cherry Hills Park Drive, Cherry Hills Village, CO 80113. Virginia Jean Ackerman: 8477 Bay Colony Drive, Apt. 501, Naples, FL 34108.

Item 2(c).	Citizenship:

The Trust is organized under the laws of the State of Florida. Virginia Jean Ackerman and Michael Ackerman are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

518613104

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: The Trust owned 2,487,245 shares of common stock of the Company. Virginia Jean Ackerman and Michael Ackerman are the trustees of the Trust and have joint voting and dispositive power over such shares. Mrs. Ackerman also owns 3,755 shares of common stock of the Company, over which Mrs. Ackerman has sole voting and dispositive authority.

(b)	Percent of class: 5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

The Trust: Virginia Jean Ackerman: Michael Ackerman:	2,487,245 3,755 0

(ii)	Shared power to vote of to direct the vote:

The Trust: Virginia Jean Ackerman: Michael Ackerman:	0 2,487,245 2,487,245

(iii)	Sole power to dispose or to direct the disposition of:

The Trust: Virginia Jean Ackerman: Michael Ackerman:	1,996,245 3,755 0

(iv)	Shared power to dispose or to direct the disposition of:

The Trust: Virginia Jean Ackerman: Michael Ackerman:	491,000 2,487,245 2,487,245

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2006

ACKERMAN-WALDEN LIMITED PARTNERSHIP
FLORIDA INTANGIBLES TRUST DTD 12/20/04

By:	/s/ Virginia Jean Ackerman
Virginia Jean Ackerman, Trustee

By:	/s/ Michael Ackerman
Michael Ackerman, Trustee

/s/ Virginia Jean Ackerman
Virginia Jean Ackerman

/s/ Michael Ackerman
Michael Ackerman

AGREEMENT REGARDING
THE JOINT FILING OF SCHEDULE 13G
The undersigned hereby agree as follows:
(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:	February 14, 2006

ACKERMAN-WALDEN LIMITED PARTNERSHIP
FLORIDA INTANGIBLES TRUST DTD 12/20/04

By:	/s/ Virginia Jean Ackerman
Virginia Jean Ackerman, Trustee

By:	/s/ Michael Ackerman
Michael Ackerman, Trustee

/s/ Virginia Jean Ackerman
Virginia Jean Ackerman

/s/ Michael Ackerman
Michael Ackerman